United States
Securities and Exchange Commission

Washington, D.C.  20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-32741
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TELMEX INTERNACIONAL, S.A.B. DE C.V.
(Exact Name of the Registrant as Specified in the Charter)
__________________

Telmex International
(Translation of Registrant's Name into English)

Av. Insurgentes Sur 3500
Colonia Peña Pobre
México City 14060, México, D.F.
(Address of principal executive offices)
__________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes   No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

HIGHLIGHTS

First quarter 2010

Consolidated relevant figures

•	First quarter 2010 consolidated revenues were the equivalent of 24.429 billion pesos, an 18.4% increase compared with the same period a year earlier.

•	First quarter 2010 operating income totaled 3.115 billion pesos, a 34.9% increase compared with the same period of the previous year.

•	First quarter 2010 consolidated majority net income was 1.941 billion pesos, a 17.9% increase compared with the year-earlier period.

•
At the end of the first quarter 2010, total consolidated debt was the equivalent of 2.565 billion dollars. Of total debt, 36.8% was dollar-denominated. In order to minimize the risk associated with currency fluctuation, hedges were in place for the equivalent of 446 million dollars, or 47.2% of the dollar-denominated debt. Net debt (total debt less cash, cash equivalents and marketable securities) was the equivalent of 1.817 billion dollars.

RELEVANT FIGURES

	Three-month periods ended March 31,
	2010		2009
	(unaudited)
	(Million of Mexican pesos, unless otherwise indicated)				(Percentage increase)
Revenues	P.	24,429	P.	20,641	18.4
Operating income	P.	3,115	P.	2,309	34.9
Operating margin (%)		12.8		11.2	1.6
Majority income from continuing operations	P.	1,941	P.	1,646	17.9
Earnings per share (pesos)	P.	0.11	P.	0.09	22.2
Earnings per ADR (U.S. dollars)(1)	U.S.$	0.17	U.S.$	0.13	30.8
Outstanding shares (millions)		18,012		18,240	(1.3)
Equivalent ADRs (millions)(1)		901		912	(1.3)

(1)	One ADR represents 20 shares.

The financial information for 2010 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Consolidated Results

Revenues

For the quarter, consolidated revenues totaled 24.429 billion pesos, an increase of 18.4% compared with the same period of the previous year. These results reflect year over year increases of 68.2% in pay television revenues, 32.9% in local services revenues, 29.1% in Internet access revenues, 17.3% in domestic long distance revenues, 13.3% in corporate network revenues as well as a 2.3% decrease in international long distance revenues.

Costs and Expenses

First-quarter costs and expenses totaled 21.314 billion pesos, a 16.3% increase compared with the same period last year. This increase can be explained as follows: gains in customers in Brazil, Colombia, Chile, Argentina and Peru; an increase in network maintenance as well as content, depreciation and amortization costs, particularly in Brazil, related to strong growth in the local telephony and data businesses; finally, an increase in content costs associated with more pay television customers in Chile, Peru and Brazil.

Operating income

Operating income totaled 3.115 billion pesos with a margin of 12.8%.

Financing cost

First-quarter financing cost was 219 million pesos, or a 14.8% decrease compared with the year-ago quarter. This decrease was due to reduced interest payments as a result of contracting new debt in a more favorable interest rate environment and an increase in interest earned as a result of more short-term investments during the period. These effects were partially offset by unfavorable exchange rate movements during the quarter: The reais appreciated against the US dollar during the first quarter of 2009, generating an exchange rate gain, while the opposite situation occurred during the first quarter 2010, generating an exchange rate loss for the period.

Majority net income

For the January-March 2010 period, majority net income totaled 1.941 billion pesos, a 17.9% increase compared with the same period of the previous year, generating earnings per share equal to 11 Mexican cents. Earnings per ADR were 17 U.S. cents.

Investments

For the past three months, investments totaled the equivalent of 224.8 million dollars invested primarily in Brazil and Colombia.

Repurchase of own shares

For the quarter, 29.3 million pesos were used to repurchase 2.5 million shares of the Company.

Debt

At the end of March 2010, total debt was the equivalent of 2.565 billion dollars, of which 36.8% was dollar-denominated. In order to reduce risk associated with exchange rate fluctuation, as of March 31 2010, hedges were in place for the equivalent of 446 million dollars, or 47.2% of the dollar-denominated debt.

Net debt (total debt less cash, cash equivalents and marketable securities) totaled the equivalent of 1.817 billion dollars.

	Three-month periods ended March 31,
	2010		2009
	(unaudited)
	(Millions of Mexican pesos, unless otherwise indicated)				(Percentage increase)
Income Statement Data:
Operating revenues:
Domestic long distance service	P.	8,300	P.	7,074	17.3
Corporate networks		5,316		4,694	13.3
Local service		4,155		3,126	32.9
Internet access services		2,301		1,783	29.1
International long distance service		836		856	(2.3)
Pay television		1,815		1,079	68.2
Other		1,706		2,029	(15.9)
Total operating revenues	P.	24,429	P.	20,641	18.4
Operating costs and expenses:
Transport and interconnection	P.	7,994	P.	7,643	4.6
Cost of sales and services		4,039		3,543	14.0
Commercial, administrative and general		5,689		4,641	22.6
Depreciation and amortization		3,592		2,505	43.4
Total operating costs and expenses	P.	21,314	P.	18,332	16.3
Operating income		3,115		2,309	34.9
Other (revenues) and expenses, net	P.	50	P.	7	614.3
Financing cost:
Net interest	P.	112	P.	396	(71.7)
Exchange loss (gain), net		107		(139)	N/A
Total		219		257	(14.8)
Equity in results of affiliates		184		192	(4.2)
Income before income tax		3,030		2,237	35.4
Income tax		974		526	85.2
Income before equity in minority interest		2,056		1,711	20.2
Minority interest		(115)		(65)	N/A
Majority net income	P.	1,941	P.	1,646	17.9
Operating margin (%)		12.8		11.2	1.6

 N/A.  Not applicable

	Three-month periods ended March 31,
	2010		2009
	(unaudited)
	(Millions of Mexican pesos, unless otherwise indicated)
Balance Sheet Data:
Assets:
Cash and short-term investments	P.	9,322	P.	5,491
Other current assets		26,361		28,359
Plant, property and equipment, net		75,494		64,693
Other assets		33,020		17,522
Goodwill		14,202		17,306
Deferred taxes		5,396		5,572
Total assets	P.	163,795	P.	138,943
Liabilities and stockholders’ equity:
Current portion of long-term debt	P.	12,003	P.	16,488
Other current liabilities		22,620		21,593
Long-term debt		19,962		11,081
Employee benefits		2,488		2,342
Deferred taxes		5,633		2,684
Non-current liabilities		4,313		-
Total liabilities	P.	67,019	P.	54,188
Stockholders' equity:
Majority stockholders’ equity	P.	93,163	P.	82,214
Minority interest		3,613		2,541
Total stockholders’ equity	P.	96,776	P.	84,755
Total liabilities and stockholders’ equity	P.	163,795	P.	138,943

	Three-month period ended March 31, 2010
	(unaudited)
	(Millions of Mexican pesos, unless otherwise indicated)
Statement of cash flows:
Operating activities:
Income before income tax	P.	3,030
Depreciation and amortization		3,592
Interest expenses		434
Other items not requiring the use of cash		(99)
Total		6,957

Working capital		(2,833)
Net cash flows provided by operating activities		4,124
Investing activities:
Investment in telephone plant		(2,893)
Other investments		(162)
Net cash flows used in investing activities		(3,055)
Cash required before financing activities		1,069
Financing activities:
New loans		5,289
Repayment loans		(6,445)
Dividends paid for subsidiaries		-
Interests paid		(536)
Other items		(155)
Net cash flows used in financing activities		(1,847)

Net decrease in cash and cash equivalents		(778)
Exchange rate difference in cash and cash equivalents		(599)
Cash and cash equivalents at beginning of the period		10,699
Cash and cash equivalents at end of the period	P.	9,322

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2010	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: /s/ Oscar Von Hauske Solís Name: Oscar Von Hauske Solís Title: Chief Executive Officer